Exhibit 99.1

Canadian Solar Announces the Sale its Fourth Utility Scale Solar Power Plant in Ontario to a Fund Managed by BlackRock

GUELPH, Ontario and TORONTO, February 6, 2014 — Canadian Solar Inc. (NASDAQ: CSIQ) (the “Company”, or “Canadian Solar”), one of the world’s largest solar power companies, today announced that its subsidiary, Canadian Solar Solutions Inc., entered into an agreement with a fund managed by BlackRock (“BlackRock”), whereby BlackRock will acquire from Canadian Solar the Oro-Medonte (“Oro”) solar power plant totaling 10 MW AC at a valuation comparable to other recent project sales completed by Canadian Solar on a per megawatt basis in the Ontario market.  This latest transaction follows BlackRock’s previously announced acquisition of the Demorestville, Taylor Kidd and Westbrook solar power plants in Ontario, Canada.

Under the agreement, the fourth utility-scale solar power plant purchased by BlackRock is located in the Township of Oro-Medonte and is scheduled to start construction in the first quarter of 2014, with commercial operation expected in the third quarter of 2014.  Canadian Solar is providing turnkey engineering, procurement and construction (“EPC”) services to complete the project and will provide operations and maintenance (“O&M”) services after completion.

“We continue to execute well on our Ontario project backlog as we strengthen our position in the global solar energy solutions space with an industry leading network of partners across all segments of the value chain.  And we are delighted to partner with BlackRock to build four solar power plants and contribute to the growth of clean solar energy in the Ontario market.  As we look to the future, our backlog of contracted and late-state projects in Canada, Japan, the U.S. and China, gives us good visibility into our results for 2014 and beyond.  This is allowing us to prioritize additional opportunities in key markets, a pipeline that we estimate now stands over 3 G, as we emerge as one of the leaders in the solar energy solutions market place,” said Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar.

“We’re very pleased to announce the purchase of this fourth solar project in the Province of Ontario and we look forward to a successful cooperation with Canadian Solar to bring these projects to fruition,” said Jim Barry, Managing Director and head of BlackRock Infrastructure Investment Group.

The Oro utility-scale solar power plant is designed to generate sufficient power for approximately 1,339 homes, and will provide emissions free energy to Ontarians over their 20-year operational period covered under the Ontario Power Authority contracts.  In addition, the solar power plant will include approximately 38,763 Canadian Solar CS6X high-performance modules, and is expected to create more than 150 new jobs during the development and construction phase.

About Canadian Solar Inc. (NASDAQ: CSIQ)

Founded in 2001 in Canada, Canadian Solar Inc. (NASDAQ: CSIQ) is one of the world’s largest and foremost solar power companies. As a leading vertically integrated provider of solar modules, specialized solar products and solar power plants with operations in North America, South America, Europe, Africa, the Middle East, Australia and Asia, Canadian Solar has delivered more than 6GW of premium quality solar modules to customers in over 70 countries. Canadian Solar is committed to improve the environment and dedicated to provide advanced solar energy products, solutions and services to enable sustainable development around the world. For more information, please visit www.canadiansolar.com.

About BlackRock Inc.

BlackRock is a leader in investment management, risk management and advisory services for institutional and retail clients worldwide. At December 31, 2013, BlackRock’s AUM was $4.324 trillion. BlackRock helps clients meet their goals and overcome challenges with a range of products that include separate accounts, mutual funds, iShares(R) (exchange-traded funds), and other pooled investment vehicles. BlackRock also offers risk management, advisory and enterprise investment system services to a broad base of institutional investors through BlackRock Solutions(R). Headquartered in New York City, as of December 31, 2013, the firm had approximately 11,400 employees in more than 30 countries and a major presence in key global markets, including North and South America, Europe, Asia, Australia and the Middle East and Africa. For additional information, please visit the Company’s website at www.blackrock.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release, including but not limited to statements regarding the expected start of construction, date of completion milestone payment terms, period of service, power production and environmental impact are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand in our project markets, including Canada and the Province of Ontario;  changes in customer order patterns; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; utility-scale project approval process; delays in utility-scale project construction; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 26, 2013. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.